CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

                                                  Exhibit 99.1

CANOPY GROWTH COMPLETES SUPPLY AGREEMENT WITH THE MANITOBA LIQUOR AND LOTTERIES CORPORATION

June 29, 2018

SMITHS FALLS, ON— Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce that it has completed an agreement with the Manitoba Liquor and Lotteries Corporation (“MBLL”) to supply the province with high quality cannabis products.

Under the terms of the agreement, Canopy Growth will supply the Manitoba market with up to 6,500 kilograms of cannabis products over the next twelve months to meet demand from the adult use recreational cannabis market set to open on October 17, 2018. Manitobans can look forward to an industry-leading lineup of products from Tweed, the best-known cannabis brand in Canada, as well as partner brands including DNA Genetics and Leafs By Snoop.

The MBLL also retains the right to extend the agreement for up to an additional twelve months. Additionally, Canopy Growth is positioned to increase supply at the request of the MBLL.

“Signing a supply agreement with Canopy Growth ensures that Manitoba residents will have access to a reliable supply of the most exciting brands and cannabis products available,’’ said Mark Zekulin, President, Canopy Growth. “As we move closer to a legal adult use cannabis market, supply agreements like this directly support Canopy Growth’s strategy for capturing and increasing market share.’’

This agreement builds upon the conditional acceptance of the consortium application submitted by Canopy Growth and Delta 9 Cannabis Inc. to operate retail locations in the province. Manitoba is the third province, in addition to Saskatchewan and Newfoundland & Labrador, where adult-use consumers can look forward to receiving a Tweed-branded experience in a brick and mortar environment. Additionally, Canopy Growth expects to make an announcement on the locations of its retail stores across the Province in the near future.

As an indication of its readiness for the recreational market, Canopy Growth has completed supply agreements with five provinces and one territory, including New Brunswick, Newfoundland & Labrador, Prince Edward Island, Quebec, Yukon, and now Manitoba totaling 31,500 kilograms of diversified cannabis products in the first year of legal sales with varying incremental multi-year obligations by province.

With an industry leading production platform, completed supply agreements, and dedicated retail where allowed by provincial regulations, Canopy Growth is well positioned to meet the demand from this new and exciting market in Manitoba and across Canada.

Here's to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “future retail in the province of Manitoba”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company’s ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.